Exhibit 99.2

Ardagh Group S.A. Declares Quarterly Dividend

Ardagh Group S.A. (NYSE: ARD) announces that its board of directors has declared a quarterly cash dividend of $0.14 per common share. This is payable on November 30, 2018 to shareholders of record on November 16, 2018.

About Ardagh Group

Ardagh Group (www.ardaghgroup.com) is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates over 100 facilities in 22 countries across 5 continents, employing approximately 23,000 people and has global sales of approximately $8.6 billion.

Forward-Looking Statements

This press release includes "forward-looking statements," within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

October 25, 2018

Contacts

Investors:

Email: john.sheehan@ardaghgroup.com

www.ardaghgroup.com